UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2013

Commission File Number 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

This Form 6-K/A is being filed by JinkoSolar Holding Co., Ltd. (the “Company”) to disclose and correct the inadvertent furnishing of an incorrect version of the Company’s financial schedules for its fourth quarter 2012 and full year 2012 to the Securities and Exchange Commission on April 10, 2013, as part of the press release included in Exhibit 99.1 to Form 6-K.

In the version erroneously attached to the previously furnished Form 6-K, it was reported that the Company had other payables and accruals of RMB815,893 (US$130,960) and guarantee liabilities of RMB1,500 (US$241) as of December 31, 2012, whereas the Company actually had other payables and accruals of RMB817,393 (US$131,201) and no guarantee liabilities. Other than such amendment, this Form 6-K/A does not amend, update or restate any information set forth in the 6-K.

The correct version of the financial schedule was published on the same day by the Company in a press release and did not contain such errors. Exhibit 99.1 to this Form 6-K/A includes the press release and the correct financial schedule as published.

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Longgen Zhang
Name:	Longgen Zhang
Title:	Chief Financial Officer

Date: April 12, 2013